

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2014

Via E-mail
Albert H. Marshall
Senior Vice President and Secretary
Banner Corporation
10 S. First Avenue
Walla Walla, WA 99362

> **Re:** **Banner Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 5, 2014**
> **File No. 333-199211**

Dear Mr. Marshall:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

General

1. Please tell us whether the financial information required under Rule 3-05 of Regulation S-X has been adequately provided in the registration statement for the proposed transactions between Banner and Siuslaw and AmericanWest Bank and the Bank of Sacramento.

Selected Consolidated Historical Financial Information of AmericanWest, page 26

2. The tables of selected financial information and other data represent the consolidated financial information of SKBHC Holdings. Please tell us why the audited financial information of AmericanWest Bank are not disclosed since the definitive agreement with

Banner is for the acquisition of AmericanWest Bank. Please also tell us why the audited financial statements of AmericanWest Bank are not available.

Comparative Unaudited Pro Forma Per Share Data, page 27

3. Please revise to disclose historical per share information for AmericanWest and the pro forma AmericanWest equivalent per share information.

Unaudited Pro Forma Combined Condensed Consolidated Financial Information, page 68

4. The information presented for AmericanWest has been segregated from the parent holding company SKBHC for the pro forma periods presented. The pro forma statements of financial condition and statements of operations should be based upon the information included in the filing (i.e the historical financial statements). We note that neither the separate audited financial statements nor the interim period financial statements of AmericanWest have been presented. Please tell us how the pro forma financial information presented is in accordance with Rule 11-02 of Regulation S-X.

Pro Forma Statements of Financial Condition, page 72

5. Please revise to disclose the pro forma adjustment to the investment securities which coincides with the pro forma fair value adjustment reflected in the statement of operations on page 75.

6. Please tell us whether there was any pro forma adjustment to the fair value of the deposits to be assumed in the AmericanWest transaction.

7. Please revise to address the nature of the disposition of the premises and equipment as identified in pro forma Note D on page 89 and whether there would be any impact to the pro forma statement of operations.

Pro Forma Consolidated Statement of Operations, page 73

8. Please address whether there was any pro forma impact on interest and fees on loans for the interim and year end periods for the purchase accounting adjustments reflected in the statements of financial condition for the Siuslaw transaction.

Pro Forma Consolidated Statement of Operations, page 74

9. Please address whether there was any pro forma impact on operations for the interim and year-end periods from the OREO, premises and equipment, other assets and other liabilities purchase accounting adjustments reflected in the statements of financial condition for the Greater Sacramento Bancorp transaction.

<u>Pro Forma Consolidated Statement of Operations, page 75</u>

10. We note that the Banner and Siuslaw pro forma combined amounts for the nine months ended September 30, 2014 (i.e. on page 73) do not agree to the amounts disclosed on page 75. Please revise in your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3452 or me at (202) 551-3752 if you have any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief

cc: <u>Via E-mail:</u> John F. Breyer, Jr., Esq.